Direct Owners/Executive Officers

~~Primary Business Name: UBS SECURITIES LLC~~ ~~BD Number: 7654~~

~~BD - AMENDMENT~~

~~03/04/2024~~

~~BD - DIRECT OWNERS/EXECUTIVE OFFICERS~~

~~Are there any indirect owners of the *applicant* required to be reported on Schedule B?~~

~~☒Yes ☐No~~

Organization CRD Number: 7654 **Organization Name: UBS SECURITIES LLC**

Organization SEC Number: 8-22651 **Applicant Name: UBS SECURITIES LLC**

View IA Record

~~Ownership Codes~~	~~NA – less than 5%~~	~~B – 10% but less than 25%~~	~~D – 50% but less than 75%~~
	~~A – 5% but less than 10%~~	~~C – 25% but less than 50%~~	~~E – 75% or more~~

Full Legal Name	~~DE/FE/I~~Domestic, Foreign, Individual	~~Title or~~ Status	Date Status Acquired	~~Own.~~Ownership Code	Control ~~Person~~person	~~PR~~Public Reporting Company	CRD# ~~(or S.S.No.,~~ EIN, SSN, IRS ~~Tax~~ #~~, Emp. ID)~~
~~DIMARCO, PATRICK~~ ~~M~~NIETO, CALLUM	~~I~~Individual	~~CHIEF COMPLIANCE~~PRINCIPAL OPERATIONS OFFICER	~~09~~01/2023	~~NA~~Less than 5%	N	N	~~4549136~~6765482
HAZELWOOD, TRICIA	Individual	MANAGING DIRECTOR, SENIOR MANAGER TRADING & SALES	11/2024	Less than 5%	Y	N	4232035
UBS AMERICAS INC	Domestic Entity	MEMBER, VOTING	10/2003	75% or more	Y	N	06-1595848
~~HAZELWOOD, TRICIA~~EBERT, MICHAEL	~~I~~Individual	PRESIDENT AND CHAIR OF THE BOARD	~~02~~11/2024	~~NA~~Less than 5%	Y	N	~~4232035~~4556059

J							
VAN TASSEL, JAMES C	Individual	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	Less than 5%	Y	N	2558212
MATTONE, RALPH MICHAEL	Individual	PRINCIPAL FINANCIAL OFFICER	12/2016	Less than 5%	Y	N	1840894
LOFTUS, MICHAEL L	IIndividual	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	NALess than 5%	N	N	4176467
MATTONE, RALPHCASAVECHIA, RICHARD MICHAEL	IIndividual	PRINCIPAL FINANCIAL OFFICERMANAGING DIRECTOR, SENIOR MANAGER INVESTMENT BANKING	1211/2016202024	NALess than 5%	Y	N	18408944732235
NIETO, CALLUMDIMARCO, PATRICK M	IIndividual	PRINCIPAL OPERATIONSCHIEF COMPLIANCE OFFICER	0109/2023	NALess than 5%	N	N	67654824549136
UBS AMERICAS INC	DE	MEMBER, VOTING	10/2003	D	Y	N	06-1595848
VAN TASSEL, JAMES C	I	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	NA	Y	N	2558212